The Inland Mutual Fund Trust

                 Form N-SAR Report for the Period Ended 4/30/02


Item 77-C (1)

A Special Meeting of Shareholders of the Inland Mutual Fund Trust (formerly the Jefferson Fund Group Trust) was held on January 24, 2002 at 10:00 a.m. Central Time at 2901 Butterfield Road, Oak Brook, Illinois 60523. The meeting was called for the following purposes:

To vote on a proposal to liquidate and terminate the Jefferson Growth and Income Fund.

Affirmative Votes: 238,346.211
Negative Votes: 0
Abstain: 5,012.756


A Special Meeting of Shareholders of the Inland Mutual Fund Trust (formerly the Jefferson Fund Group Trust) was held on February 28, 2002 at 10:00 a.m. Central Time at 2901 Butterfield Road, Oak Brook, Illinois 60523. The meeting was called for the following purposes:

To vote on (1) a proposal to approved a new investment advisory agreement for the Jefferson REIT Fund (the "Fund"); and (2) a proposal to approve a change in the fundamental investment restrictions of the Fund to permit the Fund to invest in publicly-traded securities of companies engaging in whole or in part in oil, gas or any other mineral exploration or development leases or programs.

Approval of new investment advisory agreement
Affirmative Votes: 466,717.140
Negative Votes: 1,979.666
Abstain: 2,466.540

Approval of change in fundamental investment restrictions
Affirmative Votes: 463,813.140
Negative Votes: 1,979.666
Abstain: 5,370.540